Armstrong Associates, Inc.

March 19, 2010

Filed VIA EDGAR
Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

Re:	Armstrong Associates, Inc.
File# 811-01548

Dear Ms. DiAngelo:

I offer the following in response to your e-mailed comments of February 22nd, concerning the June 30, 2009 N-CSR filing of Armstrong Associates, Inc. (the Fund):

1.	I acknowledge that:

a.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

b.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

c.	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Re: Change in Accountants

Armstrong will file the disclosures required by Item 304 of Regulation S-K concerning its recent change in accountants in its next shareholders report and Form N-SAR filing.  The filing will include a letter from the terminated accountants addressed to the SEC.

3.	Re: Disclosure requirements of Form N-1A, Item 27(d)(2)

The table reflecting the Fund’s “Portfolio of Investments in Securities” that was included in the Fund’s June 30, 2009 shareholders report would seem to satisfy the requirements of N1-A, Item 27(d)(2).

The referenced table in Armstrong’s shareholders report shows: (1) the type of investments in the portfolio, i.e., common stocks and short term debt (U.S. Treasury Bills), by total cost, market value and the percentage each type represents of the total fund, (2) the details of the industry diversification of the portfolio investments by individual stocks and the percentage each industry category represents of the total portfolio and (3) the individual company investments within the diversification categories by cost and market value.

  The Fund’s portfolio, as of June 30, 2009, consisted of 27 individual stocks in 10 industry diversification categories plus U.S. Treasury Bills and net cash.  With net assets of approximately $13 million, a focused and clear presentation of the items required by Item 27 has been easily achieved in one table.  I believe adding another table showing the same information in some different format would be repetitious and unnecessary.  In addition, such a table will increase the cost of the shareholders report with no value added.

4.	Re: Disclosure requirements of Regulation S-X, Rule 12-12

a.
The Fund’s future annual shareholder reports willinclude the following information based on cost for Federal income tax purposes as a footnote to its financials: (1) aggregate cost of investments, (2) aggregate gross unrealized appreciation on all securities showing a profit, (3) aggregate gross unrealized depreciation for all securities showing a loss and (4) the net unrealized appreciation or depreciation, as the case may be, reflected by the combination of items (3) and (4).

b.
The tax basis components of distributable earnings as of the Fund’s fiscal year end will be described in a footnote to the financial statements in future annual shareholder reports as follows: (1) undistributed ordinary income, (2) undistributed long-term capital gains, (3) capital loss carryforwards, and (4) unrealized appreciation (depreciation).

5.	Re: Undistributed net investment income included in end of period net assets

The Fund’s future shareholder reports will disclose the amount of undistributed net investment income included in the net assets of the Fund as of the end of the report period as a note to the Statement of Changes in Net Assets.

6.	Other actions:

a.	The N-CSR for the Fund’s year ending June 30, 2007 was amended February 23, 2010 with the inclusion of the Fund’s Code of Ethics dated April 6, 2005.

b.	The range of annualized interest rates on the U.S. Treasury Bills held in the Fund’s portfolio will be included in future shareholder reports.

c.	In future N-CSR Item 4(c) filings professional service fees representing “tax preparation fees” will be specifically identified as such.

d.	Future N-Q, Item 1, Schedule of Investment filings, will include a footnote concerning Fair Value Measurement as is currently included in the Fund’s audited shareholders reports.

e.	The October 22, 2009 N-Q filing has been amended and re-filed on March 17, 2010 adding certification 4(d).

f.	In future shareholder reports we will ensure that the number of days in the multiplication factor used in computing the annual expense ratio is correct.

Very truly yours,

/s/ C. K. Lawson

C. K. Lawson
President,
Armstrong Associates, Inc.